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                              June 10, 2020

       Ronny Yakov
       Chief Executive Officer
       The OLB Group, Inc.
       200 Park Avenue
       Suite 1700
       New York, NY 10166

                                                        Re: The OLB Group, Inc.
                                                            Amendment No.7 to
Registration Statement on Form S-1
                                                            Filed June 8, 2020
                                                            File No. 333-232368

       Dear Mr. Yakov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2020 letter.

       Amendment No. 7 to Form S-1 Filed June 8, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Goodwill, page 61

   1.                                                   Your revised
disclosures in response to prior comment 4 indicates that the company utilized the services
of an independent appraisal firm to perform a quantitative assessment of indefinite lived
intangible assets and goodwill. This disclosure appears to indicate that you are attributing the
determination of fair value to the unrelated valuation specialist. As a result, you must
disclose the name of the valuation firm and include their consent.
                                                        Alternatively, you may
modify your disclosure to indicate, if true, that the responsibility
 Ronny Yakov
The OLB Group, Inc.
June 10, 2020
Page 2
       for determining the value rested with you and the valuation report was used as part of your analysis. Please revise accordingly. Refer to Rule 436(b) of the Securities Act.
2. Please revise to clarify, if true, that the "implied" fair value of goodwill exceeded its carrying value at December 31, 2019 or explain. Refer to ASC
350-20-35-2.
Notes to the Consolidated Financial Statements
Note 3. Liquidity and Capital Resources, page F-17

3. Your state here that you believe you will be able to fund future liquidity and capital requirements through cash flows generated from your operating activities alone for a period of twelve months. However, your disclosure on page 59 indicates that you will need other capital sources, such as funding from one of your significant shareholders, in addition to the cash flows generated from your operating activities to fund your future liquidity and capital requirements. Please revise your disclosures here and on page F-39 to resolve this inconsistency, or explain further the basis for your conclusion.
Exhibits

4. Please revise Exhibit 23.2 to remove the reference to the report of Liggett & Webb dated
       October 3, 2018 as that report is no longer included in the filing.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney Adviser, at
202-551-3447 or Jan Woo, Legal Brach Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,
FirstName LastNameRonny Yakov
                                                               Division of
Corporation Finance
Comapany NameThe OLB Group, Inc.
                                                               Office of
Technology
June 10, 2020 Page 2
cc:       Barry I. Grossman
FirstName LastName